United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

August 2015

Vale S.A.

Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Table of Contents:

Press Release	12
Signature Page	15

CNPJ 33.592.510/0001-54

NIRE 33.300.019.766

Free translation

EXCERPT OF THE MINUTES OF THE ORDINARY MEETING OF THE BOARD OF DIRECTORS

On July 29, 2015, at 09:30 am, met, on an ordinary meeting at the head office of Vale S.A. (“Vale”), at Avenida Graça Aranha, 26, 19th floor, in the City of Rio de Janeiro, State of Rio de Janeiro, the effective members Messrs. Dan Conrado — Chairman, Gueitiro Matsuo Genso, Marcel Juviniano Barros, Tarcísio José Massote de Godoy (by teleconference), Fernando Jorge Buso Gomes, Oscar Augusto de Camargo Filho, Alberto Ribeiro Guth (by teleconference), and the alternate members Messrs. Yoshitomo Nishimitsu, Victor Guilherme Tito, and Carlos Roberto de Assis Ferreira. Mr. Clovis Torres acted as secretary of the meeting. These directors then passed a resolution, by unanimity, on the following matter: “ISSUANCE OF INFRASTRUCTURE DEBENTURES — VALE S.A. — (...) the Board of Directors approved, with the assent of the Financial, Governance and Sustainability Committee and the Audit Committee, as reported by the Audit Committee member Aníbal Moreira dos Santos, present at the meeting, (A) the implementation of the 9th issuance of simple, unsecured debentures, non-convertible into shares, under the terms of Law No. 12,431/2011, as amended (“Law No. 12,431/2011”) — infrastructure debentureps to finance the Carajás Railroad Expansion Project - CLN S11-D (“EEFC”) (“Issuance”), to be further described in the relevant indenture for the issuance of debentures (“Indenture”), under the following conditions (“Debentures”): (i) Coordinators: Banco Bradesco BBI S.A. (“Bradesco BBI”), BB-Banco de Investimento S.A. (“BB-BI”) and Banco Itaú BBA S.A. (“Itaú BBA” and, together with Bradesco BBI and BB-BI, the “Coordinators”). Other institutions of the securities distribution system may be retained to participate in the Offering (such institutions and the Bookrunners, jointly, the “Institutions Participating in the Offer”), pursuant to a placement agreement to be entered into between Vale (the “Company”) and the Coordinators (the “Placement Agreement”); (ii) Placement: The Debentures

shall be the object of a public offering, in accordance with Law No. 6,385/1976, as amended, Instruction No. 400/2003 of the Brazilian Securities and Exchange Commission (“CVM”), as amended (“CVM Instruction 400”) (the “Offering”), under a best efforts basis with respect to all of the Debentures, including the Supplementary Debentures (as defined below) and the Additional Debentures (as defined below), with the intermediation of the Coordinators and the other Institutions Participating in the Offer, pursuant to the Placement Agreement, provided that the Offering will only be implemented if all of the Debentures are placed, without considering the Supplementary Debentures (as defined below) and the Additional Debentures (as defined below). No partial placement under the Offering shall be allowed. Should not all of the Debentures, without considering the Supplementary Debentures (as defined below) and the Additional Debentures (as defined below), be placed, the Offering will be canceled, along with the automatic cancelation of all investment intentions; (iii) Bookbuilding Procedure: a bookbuilding procedure organized by the Coordinators will be adopted, in accordance with Article 23, paragraphs 1 and 2, and Article 44 of CVM Instruction 400, without receipt of reservations, without minimum or maximum lots, so that  the following may be defined with the Company (the “Bookbuilding Procedure”): (iii.a) the existence of demand for all of the Debentures, without considering the Supplementary Debentures (as defined below) and the Additional Debentures (as defined below), and should such demand exist, whether the Debentures will be issued in a single series or in two series, and the number of the First Series Debentures (as defined below) and/or Second Series Debentures (as defined below), subject to the limits set forth in the “Number of Debentures and Number of Series” item below; and (iii.b) the First Series Remuneration (as defined below), subject to the limit established in the “Remuneration” item below and/or the Second Series Remuneration (as defined below), subject to the limit established in the “Remuneration” item below. The results of the Bookbuilding Procedure will be ratified by means of an amendment to the Indenture, to be entered into prior to the date on which the registration of the Offering by CVM is granted, regardless of any additional corporate approval of the Company, and will be disclosed through an announcement of commencement of the Offer (“Notice of Commencement”), in accordance with Article 23, paragraph 2, of CVM Instruction 400; (iv) Subscription Period: Subject to (iv.a) the fulfillment of the requirements referred to in the Indenture and the provisions of the Placement Agreement; (iv.b) the granting of registration of the Offering by CVM; (iv.c) the disclosure of the Notice of Commencement; and (iv.d) the disclosure to the investors of the final prospectus of the Offering, which will incorporate by reference the reference form, prepared by the Company in accordance with CVM Instruction 480/2009, as amended, the Debentures will be subscribed, at any time within 6 months from the date of disclosure of the Notice of Commencement or until the date of disclosure of the closing announcement of the Offering, whichever comes first; (v) Form of Subscription and Payment and Subscription Price: The Debentures shall be subscribed for and paid in through (v.a) the Asset Distribution Module (MDA), managed and operated by CETIP S.A. — Mercados Organizados (“CETIP”), and the distribution of the Debentures will be financially settled through CETIP; and (v.b) the Asset Distribution System (DDA), managed and operated by BM&FBOVESPA S.A. — Bolsa de Valores, Mercadorias e Futuros  (“BM&FBOVESPA”), and the distribution of the Debentures will be financially settled through BM&FBOVESPA, in cash, at the time of subscription (“Payment Date”), in local currency, based on the Par Value, plus the applicable Remuneration (as defined below), calculated on a daily prorated basis from the first Payment Date of the respective series through the respective Payment Date; (vi) Trading: The Debentures will be registered for trading in the secondary market through (vi.a) the CETIP21 Module — Securities and Bonds, managed and operated by CETIP, and all trading with the Debentures will be financially settled through CETIP and the Debentures will be electronically held in custody in CETIP; and (vi.b) the PUMA Trading System BM&FBOVESPA, managed and operated by BM&FBOVESPA, and all trading with the Debentures will be financially settled through BM&FBOVESPA and the Debentures will be electronically held in custody in BM&FBOVESPA; (vii) Par Value and

Total Issue Value: The par value of the Debentures will be R$1,000.00, on the Issue Date (as defined below) (“Par Value”), and the total value of the Issuance will be R$1,000,000,000.00, on the Issue Date (as defined below), without considering the Supplementary Debentures and the Additional Debentures (as defined below) (“Total Issue Value”), provided that the number of Debentures initially offered may be increased by up to 35%, that is, up to R$350,000,000.00, in view of the placement of Additional Debentures and/or Supplementary Debentures (as defined below); (viii) Number of Debentures and Series Number: 1,000,000 Debentures will be issued, provided that the number of Debentures initially offered may be increased by up to 35%, that is, up to 350,000 Debentures, in view of the placement of Additional Debentures and Supplementary Debentures (as defined below), and the number of Debentures to be issued will be defined according to the demand determined through the Bookbuilding Procedure; (ix) Supplementary Debentures: In accordance with Article 24 of CVM Instruction 400, the number of Debentures initially offered (without considering the Additional Debentures) may be increased by up to 15%, that is, up to 150,000 supplementary Debentures on the same terms of the Debentures initially offered (the “Supplementary Debentures”), designed to meet the excess demand that may be occasionally verified during the Offering, according to an option to be granted by the Company to the Coordinators in the Placement Agreement, which may only be exercised by the Coordinators based on a mutual agreement with the Company until the date of completion of the Bookbuilding Procedure. At the discretion of the Coordinators and the Company, according to excess demand verified through the Bookbuilding Procedure, the Supplementary Debentures may be allocated as First Series Debentures and/or as Second Series Debentures; (x) Additional Debentures: In accordance with Article 14, paragraph 2, of CVM Instruction 400, the number of Debentures initially offered (without considering the Supplementary Debentures) may be increased by up to 20%, that is, up to 200,000 additional Debentures, under the same conditions of the Debentures initially offered (the “Additional Debentures”), which may only be issued by the Company based on a mutual agreement with the Coordinators until the date of completion of the Bookbuilding Procedure. At the discretion of the Coordinators and the Company, as verified through the Bookbuilding Procedure, the Additional Debentures may be allocated as First Series Debentures and/or as Second Series Debentures; (xi) Series: The Issuance shall be implemented in up to 2 series, in the communicating vessels system, and the number of Debentures to be allocated to each series will be defined according to the Bookbuilding Procedure, provided that the sum of the first series Debentures (the “First Series Debentures”) and the second series Debentures (the “Second Series Debentures”) shall not exceed the number set forth in the “Number of Debentures and Number of Series” item, without considering the Supplementary Debentures and the Additional Debentures; (xii) Issue Date, Term and Maturity Date: For all legal purposes, the issue date of the Debentures will be August 15, 2015 (the “Issue Date”). Except in case of early redemption of the Debentures, as applicable, or acceleration of the Debentures and subject to the provisions of item I of paragraph 1 of Article 1 of Law No. 12,431/2011, the validity term (xii.a) of the First Series Debentures will be 5 years from the Issue Date, and (xii.b) of Second Series Debentures will be 7 years from the Issue Date (with respect to each series, the “Maturity Date”); (xiii) Compulsory and Scheduled Amortization: Notwithstanding the provisions set forth in the Indenture, the Par Value of the Debentures of each series, adjusted by the Monetary Adjustment of the respective series, shall be amortized in one lump sum at the respective Maturity Date of the series; (xiv) Remuneration (xiv.a) Monetary Adjustment: The Par Value of the Debentures will be adjusted for inflation by the accrued variation of the National Consumer Price Index (IPCA), calculated and disclosed by the Brazilian Institute of Geography and Statistics (IBGE), from the 1st Payment Date of the respective series until the date of actual payment, and the product of such adjustment will be automatically incorporated into the Par Value of the Debentures (“Monetary Adjustment”) under the terms of the Indenture; (xiv.b) Interest: Interest shall accrue on the Par Value of the Debentures, adjusted for inflation by the Monetary Adjustment, corresponding to a certain percentage per year, based on 252 business days, to be defined according to the Bookbuilding Procedure and, in any case, limited to the percentage indicated below, based on 252 business days, calculated exponentially and cumulatively, on a daily prorated basis, according to the number of business days elapsed since the 1st Payment Date of the respective series or the date of payment of Interest (as defined below) immediately preceding, as appropriate, until the date of actual payment (“Interest” and, together with the Monetary Adjustment, the “Remuneration”):

Series	Term	Ceiling Rate
1st	5 years	NTN-B 2020(1) - 0.15%
2nd	7 years	NTN-B 2022(1) - 0.05%

(1) Arithmetic average of the internal rates of return of the National Treasury Notes, series B - NTN-B (“NTN-B”), maturing in the years listed above, which shall be the indicative quotations disclosed by ANBIMA - Brazilian Association of Financial and Capital Market Entities, to be calculated at the close of the 3rd, 4th, and 5th business days immediately preceding the date of the Bookbuilding Procedure (excluding the date of implementation of the Bookbuilding Procedure in the calculation of days).

(xv) Payment of Remuneration: Payment of Remuneration, calculated in accordance with the Indenture, will be made each year from the Issue Date.

Commission:

Success %(2)	20.00%
Structure and coordination commission(3)	0.05%
Placement commission(3)	0.05%
Distribution commission(4)	0.15%

(2) percentage of the present value of the savings generated by the difference between the ceiling rate and the rate determined in the Bookbuilding Procedure, applicable to the subscription price on the first payment date of the respective series, multiplied by the number of Debentures of the respective series effectively issued, including the Supplementary Debentures and the Additional Debentures.

(3) percentage applicable to the subscription price on the first payment date of the respective series, multiplied by the number of Debentures of the respective series effectively issued, including the Supplementary Debentures and the Additional Debentures.

(4) percentage applicable to the subscription price on the first payment date of the respective series, multiplied by the number of Debentures of the respective series effectively issued, including the Supplementary Debentures and the Additional Debentures, and by the average term of the respective series.

(xvi) Estimated additional expenses: Up to R$3,000,000.00 (including legal counsel, custodian bank, trustee, among others); (xvii) Form and Ownership: Nominatives, book-entry and without issuance of certificates or warrants; (xviii) Trustee: Pentágono S.A. Distribuidora de Títulos e Valores Mobiliários; (xix) Settlement and Custodian Bank: Banco Bradesco S.A.; (xx) Use of Proceeds: The funds to be obtained by the Company from the Offering will be fully used in the EEFC project; (xxi) Optional Early Redemption: Except for the “Optional Early Redemption Offer” (as per item below), as applicable, the Company may not voluntarily carry out the optional early redemption of any of the Debentures; (xxii) Optional Amortization: The Company may not voluntarily perform the optional early amortization of any of the Debentures; (xxiii) Optional Early Redemption Offer: Should it be legally permitted for the Company to carry out the early redemption of the Debentures, in accordance with the applicable legal and regulatory provisions, including the regulations of the National Monetary Council (“CMN”) on the possibility of redemption provided for in Article 1, paragraph 1, item II, combined with Article 2, paragraph 1 of Law 12,431/2011, the Company may, at its sole discretion, carry out, at any time, an optional early redemption offer, in whole or in part, of the Debentures, in general or per series, as the Company may define, with the consequent cancellation of such Debentures, which will be addressed to all Debenture Holders, in general or per series, as the Company may define, without distinction, ensuring equal conditions to all Debenture Holders, in general or per series, as the Company may define, to accept the early redemption of the Debentures they hold, according to the terms and conditions set forth in the Indenture, the offering of a premium permitted; (xxiv) Optional Acquisition: The Company and/or its related parties may, at any time after two years from the Issue Date, in accordance with Article 1, paragraph 1, item II, combined with Article 2, paragraph 1 of Law No. 12,431/2011, or before that date, provided that it is legally permitted under Law 12,431/2011, the CMN regulations or other applicable laws or regulations, acquire outstanding Debentures, provided that, as applicable, it complies with the provisions of Article 55, paragraph 3, of Law 6,404/1976 and the applicable CVM and CMN regulations. The Debentures acquired by the Company may, at the Company’s discretion, be canceled in a manner to be regulated by CMN, in accordance with the provisions of Article 1, paragraph 1, item II, combined with Article 2, paragraph 1, of Law No. 12,431/2011, be held in treasury or be placed in the market again. The Debentures acquired by the Company to be held in Treasury under this item, if and when placed in the market again, will be entitled to the same Remuneration applicable to other outstanding Debentures; and (xxv) Early Maturity: The events of early maturity of the Debentures are those usually accepted by the market, according to the terms and conditions to be set forth in the Indenture; (B) the ratification and performance of any acts necessary, related and/or convenient in respect of the Offering and the Issuance, as well as the execution of any agreement, instrument or document, and amendments thereto, which may be necessary and/or advisable to implement the Offering and the Issuance, including, without limitation, the Indenture (including the amendment to ratify the results of the Bookbuilding Procedure) and Placement Agreement; and (C) the increase in the limit of the ceiling rate of Remuneration by up to 20 bps, so that the ceiling rate for First Series Debentures is up to NTN-B 2020 + 0.05%, and for the Second Series Debentures is up to NTN-B 2022 + 0.15%.” I hereby certify that the above resolution was taken from the original minutes drawn up in the Book of Minutes of Meetings of the Board of Directors of the company.

Rio de Janeiro, July 29, 2015.

Clovis Torres

Secretary

Press Release

Public Offering of Infrastructure Debentures

Vale S.A., a listed company registered with the Brazilian Securities Commission (“CVM”) under No. 4170, headquartered in the City of Rio de Janeiro, State of Rio de Janeiro, at Avenida Graça Aranha, 26, CEP 20030-900, enrolled in the Corporate Taxpayers’ Register of the Ministry of Finance (CNPJ/MF) under No. 33.592.510/0001-54 (“Issuer” or the “Company”), in compliance with CVM Instruction No. 358, of January 3, 2002, as amended (“CVM Instruction 358”), hereby informs its shareholders and the market in general that:

(i)                                                      the Company shall submit to CVM, on August 6, 2015, a public offering registration request for the distribution of one million (1,000,000) simple, unsecured debentures, non convertible into shares, in up to two series, of the ninth (9th) issuance by the Company (the “Issuance” and the “Debentures”), with a par value of R$1,000.00 (one thousand Brazilian Reais) on the issue date of the Debentures, that is, on August 15, 2015 (the “Issue Date”), totaling, on the Issue Date, R$1,000,000,000.00 (one billion Brazilian Reais) (the “Issuance” and the “Debentures”), provided, however, that such amount may be increased by up to 35%, i.e. up to R$350,000,000.00 (three hundred and fifty million Brazilian Reais), due to the placement of the Supplementary Debentures and the Additional Debentures (as defined below), in accordance with Law No. 6,385, of December 7, 1976, as amended, and CVM Instruction No. 400, of December 29, 2003, as amended (“CVM Instruction 400”), to be coordinated by BB Banco de Investimento S.A., Banco Bradesco BBI S.A., and Banco Itaú BBA S.A. (together, the “Coordinators”), to be carried out in Brazil (the “Offering”), subject especially to the automatic procedure for granting registration to public securities distribution offers, issued by issuers with large market exposure, as per Articles 6-A and 6-B of CVM Instruction 400, as approved by the Board of Directors in a meeting held on July 29, 2015;

•                      under Article 14, paragraph 2, of CVM Instruction 400, the number of Debentures initially offered (without considering the Supplementary Debentures) may be increased by up to 20% (twenty percent), i.e. up to 200,000 (two hundred thousand) additional Debentures, on the same terms of the Debentures initially offered (the “Additional Debentures”);

•                      notwithstanding the Additional Debentures, pursuant to Article 24 of CVM Instruction 400, the number of Debentures initially offered may be increased by up to 15% (fifteen percent), i.e. up to 150,000 (one hundred and fifty thousand) supplementary Debentures, on the same terms of the Debentures initially offered (the “Supplementary Debentures”);

(ii)                 the Debentures, including the Additional Debentures and the Supplementary Debentures, will be distributed under a best efforts basis;

(iii)                the validity term of the Debentures (i) of the 1st series will be five (5) years from the Issue Date, maturing, therefore, on August 15, 2020; and (ii) of the 2nd series will be seven (7) years from the Issue Date, maturing, therefore, on August 15, 2022 (with respect to each series, the “Maturity Date”);

(iv)                the Coordinators shall determine the demand for the Debentures at different levels of interest rates and, in accordance with Paragraphs 1 and 2 of Article 23 and Article 44 of CVM Instruction 400, define (a) the existence of demand for all of the Debentures, without considering the Supplementary Debentures and the Additional Debentures, and, should such demand be verified, the implementation of the Issuance in a single series or in two series, and the amount of Debentures per series; and (b) the interest rate applicable to the remuneration of the Debentures in the communicating vessels system;

(v)                 the net proceeds obtained by the Company with the Offering will be fully intended for use with, or reimbursement of, expenses and/or debts related to the Company’s infrastructure investment project named Carajás Railroad Expansion Project, deemed prioritized in accordance with Article 2 of Law No. 12,431, of June 24, 2011, as amended, Decree No. 7,603, of November 9, 2011, and the Ordinance of the Ministry of Transport No. 197, of August 4, 2015, published in the Federal Government Official Gazette today (the “Investment Project”);

(vi)                the Offering shall begin after CVM has granted registration for the Offering, the commencement announcement has been published, and the investors have been provided with the final prospectus, including the reference form, prepared by the Company in accordance with CVM Instruction No. 480, of December 7, 2009, as amended; and

(vii)               this Material Fact is being published by the Company exclusively in compliance with CVM Instruction 358, and Paragraph 4 of Article 157 of Law No. 6,404 of December 15, 1976, as amended. Therefore, it shall exclusively serve for informative purposes and shall not be construed and/or considered, for all legal purposes and effects, as a selling and/or disclosure material for the Debentures.

The minutes of the Company’s Board of Directors meeting (RCA) with a full description of the matter approved, and a preliminary offering prospectus (the “Preliminary Prospectus”), have been filed, and are available at the Company’s headquarters and on the websites of the Company (www.vale.com), CVM (www.cvm.gov.br), and BM&FBOVESPA S.A. — Bolsa de Valores, Mercadorias e Futuros (www.bmfbovespa.com.br). In addition, the Preliminary Prospectus is also available on the website of the Coordinators (http://www.bb.com.br/ofertapublica; www.bradescobbi.com.br/Site/Ofertas_Publicas; http://www.itaubba.com.br/portugues/atividades/prospectos-to-iubb.asp), and CETIP S.A. — Mercados Organizados (www.cetip.com.br).

The Company shall keep the market and its shareholders informed on the progress of the Offering.

Rio de Janeiro, August 5, 2015

Luciano Siani Pires Chief Financial and Investor Relations Officer

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ Rogerio Nogueira
Date: August 05, 2015		Director of Investor Relations